Advent/Claymore Closed-End Funds Merger Q&A
Closed-End Funds (AGC, LCM, AVK)
Advent Claymore Convertible Securities and Income Fund (AVK), Advent Claymore Convertible Securities and Income Fund II (AGC), and Advent/ Claymore Enhanced Growth & Income Fund (LCM), each a closed-end fund (together, the “Funds”) recently announced certain proposals that affect the Funds. Shareholders of record as of the close of business on April 17, 2018 (the “Record Date”) are invited to participate in a joint annual shareholder meeting, which is to be held on July 20, 2018, to consider and vote on the proposals described below (the “Proposals”).
Shareholders can vote on the Proposals in one of four ways, as listed in your proxy voting instructions:
- By telephone
- Online
- By mail with the proxy card provided
- In person at the joint annual meeting of shareholders
If you have any proxy-related questions, please call AST Fund Solutions, the Funds’ proxy solicitor, at 888 542 7446 for assistance.
For your convenience, provided below are answers to some frequently asked questions regarding the Proposals. More complete information regarding the Proposals and voting instructions is provided in the Joint Proxy Statement/Prospectus sent to shareholders of record as of the Record Date and filed with the Securities and Exchange Commission (the “SEC “) and available on the SEC’s website (sec.gov).
Shareholder Meeting
When and where will the joint annual shareholder meeting be held?
The Boards of Trustees for each of the Funds (the “Board”) have called a joint annual meeting of shareholders to be held on July 20, 2018 at 10:00 a.m. (Eastern Time) at the offices of the Funds’ counsel, Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, 38th Floor, New York, New York 10036. Shareholders of record for each Fund as of the Record Date will be asked to consider and vote on the Proposals affecting their respective Fund. Shareholder approval is required before any of the Proposals can take effect. After careful consideration, the Board believes the Proposals applicable to its respective Fund is in the best interests of that Fund and its shareholders and unanimously recommends that shareholders vote “FOR” such Proposals.
What are the Proposals?
Proposal 1: The mergers of AGC and LCM with and into AVK and the issuance of AVK’s common shares, as follows:
- Proposal 1(A): For the shareholders of AGC, approval of an Agreement and Plan of Merger between AGC and AVK (the “AGC Merger Agreement”), including the termination of AGC’s registration under the Investment Company Act of 1940 (the “1940 Act”);
- Proposal 1(B): For the shareholders of LCM, approval of an Agreement and Plan of Merger between LCM and AVK (the “LCM Merger Agreement”), including the termination of LCM’s registration under the 1940 Act;
- Proposal 1(C): For the shareholders of AVK, approval of the AGC Merger Agreement, including the issuance of additional common shares of beneficial interest of AVK;
- Proposal 1(D): For the shareholders of AVK, approval of the LCM Merger Agreement, including the issuance of additional common shares of beneficial interest of AVK.
Proposal 2: The election of the Trustee nominees, as follows:
- Proposal 2(A): For the shareholders of each of AVK and AGC, to elect Mr. Tracy V. Maitland and Mr. Ronald A. Nyberg, as Class III Trustees, to serve until the Fund’s 2021 annual meeting of shareholders or until their respective successors shall have been elected and qualified;
- Proposal 2(B): For the shareholders of LCM, to elect Mr. Tracy V. Maitland and Mr. Ronald A. Nyberg, as Class II Trustees, to serve until the Fund’s 2021 annual meeting of shareholders or until their respective successors shall have been elected and qualified.
Guggenheim Investments    Advent/Claymore Closed-End Funds Merger

Who is eligible to vote?
Proposal    Eligible Voters
Proposal 1(A)    AGC shareholders only
Proposal 1(B)    LCM shareholders only
Proposal 1(C) and 1(D)    AVK shareholders only
Proposal 2(A)    AVK and AGC shareholders only
Proposal 2(B)    LCM shareholders only
I currently own shares of one or two of these Funds. Why am I receiving information about the Proposals for the Fund(s) that I do not own?
The Proposals are similar for each Fund, and management of the Funds has concluded that it is cost-effective to hold the annual meeting of shareholders concurrently for all of the Funds. You will be asked to vote on each separate Proposal for the Fund(s) that you own.
Where can I find additional information about the Proposals?
Important information will be communicated to shareholders via mailings and/or press releases. You can also refer to the SEC filings for each Fund. For more information, please refer to the Joint Proxy Statement/Prospectus, which can be found at proxyonline.com/docs/advent2018.pdf.
Proposal 1: Mergers
Why are the mergers being recommended?
The Board of your Fund anticipates that the mergers will benefit shareholders for reasons including providing the potential for continuity of the Funds’ overall investment objectives and strategies, lower operating expense ratios, better trade execution, consistency of day-to-day portfolio management, greater secondary market liquidity, other market benefits and operating and administrative efficiencies.
What will happen to the Funds after shareholders approve the merger Proposals?
If Proposals 1(A) and 1(C) are approved by shareholders, AGC will merge directly with and into AVK, and shareholders of AGC will become shareholders of AVK and will receive AVK shares, the aggregate net asset value (NAV) (not the market value) of which will equal the aggregate NAV (not the market value) of the AGC Shares held immediately prior to the merger, less merger costs. If Proposals 1(B) and 1(D) are approved by shareholders, LCM will merge directly with and into AVK, and shareholders of LCM will become shareholders of AVK and will receive AVK shares, the aggregate NAV (not the market value) of which will equal the aggregate NAV (not the market value) of the LCM shares held immediately prior to the merger, less merger costs. The Fund surviving any or all mergers is referred to herein as the “Combined Fund.”
If one or more of the merger proposals are not approved, the anticipated benefits, including expense savings, may be less than expected or may not occur. In addition, management may, in connection with ongoing management of the Funds, recommend alternative proposals to the Funds’ Boards of Trustees.
What will be the impact on the investment objectives and policies of the Funds?
The three Funds currently have similar (but not identical) investment policies. Each Fund emphasizes investments in convertible securities and non-convertible income-producing securities, combined with a strategy of writing (selling) covered call options on a portion of the securities held in the Fund’s portfolio, thus generating option premiums.
Currently, AGC’s and AVK’s investment objective is, and the combined Fund’s investment objective will be, to provide total return through a combination of capital appreciation and current income. LCM’s primary investment objective is to seek current income and current gains from trading in securities, with a secondary objective of long-term capital appreciation.
Following completion of the mergers, the Combined Fund will operate pursuant to the investment policies of AVK. In addition, the Combined Fund will adopt a policy not to invest more than 20% of its Managed Assets in illiquid securities.
Guggenheim Investments    Advent/Claymore Closed-End Funds Merger

Will the ticker symbols and CUSIPs change after the mergers?
Following approval of the mergers, the ticker symbols and CUSIPs of AGC and LCM will no longer be utilized. The ticker symbol and CUSIP of AVK will not change.

Acquired Funds    Ticker

Acquiring Fund    Ticker

Advent Claymore Convertible Securities and Income Fund II    AGC
Advent Claymore Convertible Securities and Income Fund    AVK
Advent/Claymore Enhanced Growth & Income Fund    LCM
Will the fees and expenses change following the mergers?
There are expected to be cost savings and expense ratio reductions for shareholders following the approval and completion of the mergers.
Total Management and Servicing Fees

AGC LCM AVK Combined Fund

1.00%    1.00%    0.75%    0.75%
Total Expense Ratios (excluding interest expense)
The total expense ratio (excluding interest expense) of each Fund for the 12-month period ended October 31, 2017 and the anticipated total expense ratio (excluding interest expense) for the Combined Fund after approval of the mergers on a pro forma basis for the 12-month period ended October 31, 2017, which reflect expense savings resulting from the mergers, were as follows:
AGC    LCM    AVK    Pro Forma Combined Fund    Pro Forma Combined Fund    Pro Forma Combined Fund (AGC

(AGC into AVK)    (LCM into AVK)    & LCM into AVK
2.09%    2.06%    1.49%    1.45%    1.48%    1.44%
If both mergers had taken place on the first day of the 12-month period ended October 31, 2017, the Funds estimate that the completion of both mergers would have resulted in a total expense ratio (excluding interest expense) of 1.44% for the Combined Fund, based on net assets, representing a reduction in the total expense ratio (excluding interest expense) of 0.65% for AGC, 0.62% for LCM, and 0.05% for AVK.
What are the expected costs of the mergers?
Shareholders will pay no sales loads or commissions in connection with the mergers.
The costs of conducting the shareholder meeting and implementing any approved mergers will be borne by each of the Funds, which is common when merging closed-end funds. The total cost of the mergers is anticipated to be approximately $1,085,000, although the actual cost of the mergers may be more or less than the estimate. Shareholders’ individual costs, including those resulting from attending the annual shareholder meeting, voting, or other expenses, will not be covered by the Funds.
What are the tax implications of the mergers?
Each merger is intended to be a tax-free reorganization. If the mergers qualify, neither the Funds nor shareholders will recognize a gain or loss for U.S. federal income tax purposes.
On or prior to the closing date of each approved merger, AGC and LCM will declare a special distribution to shareholders, if necessary. These distributions will have the effect of distributing all of each Fund’s taxable income, net capital gains, and tax-exempt interest income (if any) through the closing date. This special distribution will be taxable to each shareholder of AGC and LCM.
Shareholders should consult their tax advisers regarding any specific tax consequences of the mergers.
When will the Mergers, if approved, be implemented?
The mergers, if approved, are expected to be completed in the third quarter of 2018, subject to the satisfaction of applicable regulatory requirements and other customary closing conditions.
Whom can I call if I have more questions?
If you have additional questions, please refer to the Joint Proxy Statement/Prospectus you received by mail or call AST Fund Solutions at 888 542 7446.
Guggenheim Investments    Advent/Claymore Closed-End Funds Merger

How does the Board of my Fund recommend that I vote?
The Board of each Fund unanimously recommends that you vote “FOR” each of the merger(s) applicable to your Fund.
Proposal 2: The election of the Trustee nominees
In light of the merger Proposals, why are the shareholders of AGC and LCM being asked to elect Board members for their Fund?
The terms of two members of AGC’s and LCM’s Board of Trustees expire at the 2018 annual meeting of shareholders. In the event a merger is not completed, shareholders are being asked to elect the Trustee nominees to provide for such Fund’s continuing operation.
How does the Board of my Fund recommend that I vote?
The Board of your Fund unanimously recommends that you vote “FOR” each of the nominees of the Board of your Fund. The Board has reviewed the qualifications and backgrounds of the Board’s nominees for each Fund and believes that they are experienced in overseeing investment companies and are familiar with the Funds, their investment strategies and operations and the investment adviser and investment manager of the Funds.
For more information, visit guggenheiminvestments.com/cef or contact a securities representative or Guggenheim Funds Distributors, LLC, 227 West Monroe Street, Chicago, IL 60606, 800 345 7999.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For the most up-to-date information and a complete discussion of the risk considerations associated with an investment in the funds, please visit the funds’ webpages at guggenheiminvestments.com/cef.
Any overviews herein are intended to be general in nature and do not constitute tax advice or legal advice. Please consult your tax adviser for more complete information.
The funds may not be suitable for all investors. The funds may be affected by risks that include those associated with Investment And Market Risk, Market Discount Risk, Convertible Securities Risk, Structured and Synthetic Convertible Securities Risk, Equity Securities Risk, Interest Rate Risk, Credit Risk, Lower Grade Securities Risk, Debt Securities Risk, Preferred Securities Risk, Foreign Securities Risk, Emerging Markets Risk, Foreign Currency Risk, Illiquid Securities Risk, Private Securities Risks, Derivatives Transactions Risk, Risk Associated with Covered Call Option Writing, Counterparty Risk, Leverage Risk, Smaller Company Risk, REIT Risk, Inflation Risk/Deflation Risk, Securities Lending Risk, Management Risk, UK Departure from EU Risk, Redenomination Risk, U.S. Government Securities Risk, Legislation and Regulation Risk, LIBOR Risk, Recent Market Developments Risk, Market Disruption and Geopolitical Risk, Reliance on Service Providers, Technology and Cybersecurity Risk and Portfolio Turnover Risk. Please see the Joint Proxy Statement/Prospectus for more information. Shares of the Funds are not deposits of, or guaranteed or endorsed by, any financial institution; are not insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other agency; and involve risk, including the possible loss of the principal amount invested. Diversification neither assures a profit nor eliminates the risk of experiencing investment losses..
Guggenheim Investments includes Guggenheim Funds Investment Advisers, LLC (“GFIA”) and Guggenheim Funds Distributors, LLC (the servicing agent for AVK). GFIA serves as Investment Adviser for AGC and LCM. Advent Capital Management, LLC serves as Investment Adviser for AVK and Investment Manager for AGC and LCM and is not affiliated with Guggenheim.
CEF-MERGERQA-0418 x0419 #34024
Guggenheim Investments    Advent/Claymore Closed-End Funds Merger